UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of April 2019

Commission File Number: 001-35755

URBAN TEA, INC.

(Translation of registrant’s name into English)

16 Kaifa Avenue

Danyang, Jiangsu, China 212300

Tel: +86 511-8673-3102

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note : Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note : Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Completion of Disposition of Chemical Business

Prior to November 2018, Urban Tea, Inc. (formerly Delta Technology Holding Ltd) (the “Company,” “we,” “us,” “our,” and/or “MYT”) was solely a fine and specialty chemical manufacturer, primarily engaged in manufacturing and selling of organic compound including para-chlorotoluene (“PCT”), ortho-chlorotoluene (“OCT”), PCT/OCT downstream products, and other by-product chemicals and distributing fine and specialty chemicals to end application markets including automotive, pharmaceutical, agrochemical, dye & pigments, aerospace, ceramics, coating-printing, clean energy and food additives (the “Chemical Business”). Since November 2018, Urban has focused on developing a specialty tea product distribution and retail business through its newly formed subsidiary, Shanghai Ming Yun Tang Tea Limited (“Shanghai MYT”) which controls Hunan Ming Yun Tang Brand Management Co., Ltd. (“Hunan MYT”) via a series of contractual agreements. Currently we market a wide range of trendy tea drinks, light meals, and pastries targeting China’s new urban generation in Hunan province. Our products are focused on not only their taste but also their aesthetic presentation and health benefits. The tea drinks we are currently offering are developed based on Anhua black tea, which is famous in the Hunan province. These tea-based beverages include fresh milk tea, fruit tea, milk cap tea, etc. The light meals offered include selections such as salads, sandwiches, pasta, steak, burritos and other healthy options. The pastries we are offering include fresh baked bread, fresh baked cakes, frosting cakes, etc.

On February 9, 2019, we entered into that certain Share Purchase Agreement (“SPA” and the transaction contemplated by the SPA is referred to as the “Disposition”) with HG Capital Group Limited pursuant to which HG Capital agreed to purchase Elite Ride Limited (“Elite”) in exchange of cash purchase price of $1,750,000 (the “Consideration”). Elite, via its 100% owned subsidiary Delta Advanced Materials Limited, a Hong Kong corporation, which, in turn, holds all the equity interests in all the operating subsidiaries. The Disposition will close upon satisfaction of the closing conditions of the SPA, including but not limited to the approval by the Company’s shareholders of the SPA and the transactions contemplated thereunder and receipt of a fairness opinion opining on the fairness of the Disposition to the Company’s shareholders from a financial point of view.

On March 29, 2019, the shareholders of the Company approved and adopted the SPA and related transactions providing for the disposition by the Company of 100% of the outstanding capital stock of Elite Ride Limited, the Company’s wholly owned subsidiary and a business company incorporated in the British Virgin Islands with limited liability, to HG Capital Group Limited, in exchange for $1,750,000.

On April 13, 2019, the Company received the Consideration, the necessary registration with HG Capital Group Limited received the stock certificate representing all the issued and outstanding shares of Elite and other closing conditions for the Disposition were completed, including receipt of the fairness opinion. As such the Disposition completed on such date. Our current business solely consists of the specialty tea product distribution and retail business as outlined above.

NASDAQ Compliance

As previously disclosed, on February 20, 2019, the Company received a notification letter (the “Notification”) from the Nasdaq Listing Qualifications Staff (the “Staff”) of The NASDAQ Stock Market LLC (“Nasdaq”) notifying the Company that the Company will be granted an extension until April 15, 2019 to regain compliance with Nasdaq Listing Rule 5550(b) (“Rule”), which required the Company to maintain either a minimum of $2,500,000 in shareholders’ equity or $35,000,000 market value of listed securities or $500,000 of net income from continuing operations for the most recently completed fiscal year or two of the three most recently completed fiscal years.

As of the date of the report, the Company believes it has regained compliance with the Rule since management believes the stockholders’ equity is approximately $7.62 million and the market value of listed securities is approximately $51 million. Nasdaq advised us it would continue to monitor the Company’s ongoing compliance with the stockholders’ equity requirement for ongoing compliance.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

URBAN TEA, INC.

Date: April 15, 2019	By:	/s/ Long Yi
	Name:	Long Yi

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